  Exhibit 99.1

High Tide Opens First Canna Cabana Location in Oshawa, Ontario

CALGARY, AB, Aug. 18, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 1383 Wilson Road N, Oshawa, Ontario will begin selling recreational cannabis products and consumption accessories for adult use. This opening marks High Tide's 155th Canna Cabana branded retail cannabis location in Canada and the 51st in Ontario, Canada's largest province.

Located on the shores of Lake Ontario, Oshawa is "the automotive capital of Canada" and is the Canadian headquarters of General Motors. At the eastern edge of the "Golden Horseshoe," Oshawa is the largest municipality in the Durham region. The city has grown into an education and health sciences hub with three major post-secondary institutions located within its borders. Durham College is an 8-minute drive from this new Canna Cabana and houses a student population of approximately 12,000. This brand-new storefront is located in a major power centre, steps away from a national grocery chain, a national discount retailer and several quick-service restaurants.

"Oshawa, with its automotive manufacturing roots, is an exciting new market for Canna Cabana, and our real estate strategy again stands out with this location. This Canna Cabana store stands to benefit from the extensive consumer traffic generated by the multiple well-established national retail brands already located within this power centre, giving us an opportunity to grow our ELITE and Cabana Club membership base, which currently sits at over one million members across Canada," said Raj Grover, President and Chief Executive Officer of High Tide.

"As the largest city in Durham, Oshawa is an excellent place to showcase our innovative discount club model, which includes friendly budtenders serving our club members in an open and retail-friendly shoppable layout alongside our proprietary Fastendr technology. I am confident that the quality and strength of this new store, coupled with similar high-quality locations in our construction pipeline, will support our previously stated goal of achieving positive free cash flow by the end of this calendar year. I look forward to sharing more news in this regard when we release our third quarter financials in mid-September," added Mr. Grover

Appointment of Permanent Chief Financial Officer (CFO)

The Company also announces the appointment of Sergio Patino as permanent CFO, effective August 1, 2023. Mr. Patino has served as interim CFO since February 28, 2023. He is a Chartered Professional Accountant (CPA, CMA) and has a Master's in business from the University of Alberta. He first joined High Tide as a Financial Consultant in November of 2022, bringing over 20 years of global experience across multiple industries. Prior to joining High Tide, he was Chief Financial Officer for the Americas of a large Mining Construction company. Prior to that, he led the transformation of a global Supply Chain group. He has work experience in Finance, Strategy, Supply Chain, Project Accounting & Controls, Process and Systems improvement, gained from roles held in large publicly traded companies in the Oil & Gas, Mining and Heavy Construction industries.

Employee Stock Options Grant

In addition, High Tide announces the grant of 80,000 incentive stock options (the "Options"). Each Option is exercisable at the closing price of the Company's common shares listed on the TSX Venture Exchange (the "TSXV") based on the last trading day immediately prior to this press release, expires three years from the date of grant, and vests over a two-year period. Each Option is exercisable to purchase one common share of the Company and are being issued pursuant to the terms of the Company's Omnibus Plan, which became effective on June 2, 2022.

ABOUT HIGH TIDE

High Tide is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 155 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in Canada.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps the cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and licensing agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in both 2021 and 2022 by the Globe and Mail's Report on Business Magazine and was ranked number one in the retail category on the Financial Times list of America's Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange ("TSXV") nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the store will commence its operations today; the stated benefits of the store location, including existing customer traffic, potential to increase the Company's membership base, benefits to the Company's discount club model; and the store and new store openings contributing to the Company's goal of achieving positive free cash flow by the end of this calendar year; the Company providing updates under the stated timeline; and the Company's issuance of the Option grants and terms related thereto.

Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate, including the store will open for business today, the Company will have the ability to realize upon the stated benefits of the store and store location; the Company achieving positive free cash flow by the end of this calendar year; and the Company possessing the ability to provide updates as stated, and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to, the store not commencing its operations today; the Company's inability to realize upon the stated benefits of the store location; the store and new store openings inability to contribute to the Company's goal of achieving positive free cash flow by the end of this calendar year; the Company's inability to providing updates under the stated timeline; and the Company's ability to fufill the Option grants and terms related thereto, in addition to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedar.com and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

This press release contains future-oriented financial information and/or financial outlook information (collectively, "FOFI") about the Company's financial and free cash flow targets and objectives, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth herein. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in this press release, and such variation may be material. The Company and its management believe that the FOFI has been prepared on a reasonable basis, reflecting management's reasonable estimates and judgments. However, because this information is subjective and subject to numerous risks, it should not be relied on as necessarily indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such FOFI. FOFI contained in this press release was made as of the date of this press release and was provided for the purpose of providing further information about the Company's anticipated future business operations and strategy. Readers are cautioned that the FOFI contained in this press release should not be used for purposes other than for which it is disclosed herein.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Readers are cautioned that events or circumstances could cause the Company's free cash flow and associated results to differ materially from those predicted, and the Company's guidance for 2023 may not be appropriate for other purposes. Accordingly, undue reliance should not be placed on the same.

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SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 06:00e 18-AUG-23